Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 27, 2015 (our "2014 Form 20-F"). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this Report on Form 6-K, and those listed in our 2014 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of our 2014 Form 20-F.

A.	Operating Results

Overview

Since our inception in 1997, we have completed 32 projects with total gross floor area ("GFA") of 4,206,049 square meters. As of June 30, 2015, we had 23 projects in thirteen cities in China and the United States with estimated total GFA of 4,612,916 square meters under construction and planning, of which 19 projects with estimated total GFA of 3,767,290 square meters were under construction. As of June 30, 2015, we had one residential development project in the Williamsburg section of Brooklyn, New York in the construction stage with an estimated total GFA of 37,078 square meters. As of June 30, 2015, we have sold all of the certain land parcels in Reno, Nevada and condominium units in Irvine, California. In December 31, 2014, we also completed our acquisition of a Malaysian company, which owns offshore landfill reclamation rights for a total area of 170 acres (approximately 687,966 square meters).

Our total revenue, derived primarily from sales of residential real estate, has increased from US$393.2 million in the first six months of 2014 to US$441.8 million in the first six months of 2015. Our net income was US$21.5 million and US$24.7 million, respectively, for the same periods. We acquire land in China primarily through auctions of government land, direct negotiation and acquisition of landowning entities. This acquisition method allows us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

As a public company, we are subject to the rules and regulations of the United States securities laws and the NYSE relating to, among other things, corporate governance and internal controls. As such, we have recruited experienced management, accounting and other personnel. We have also incurred expenses to improve our enterprise resource management system and internal controls.

The most significant factors that directly or indirectly affect our financial performance and results of operations are:

·	Economic growth and demand for residential property in China and since 2012 in the U.S.;

·	PRC government policies and regulations, including tax guidelines and lending policies for the real estate sector;

·	Location, number and type of our property developments;

·	Availability and cost of financing;

·	Acquisition of quality land use rights or title to quality properties in our target markets;

·	Changes in the price of raw materials and labor costs; and

·	Our execution capability to support business expansion.

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Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China and since 2012 in the U.S.

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of June 30, 2015, 99.9% of the units in our completed projects have been sold. We have periodically experienced some volatilities in demand due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, such as the Notice on Continuing to Improve the Regulation and Control of the Real Estate Market announced by the General Office of the State Council in February 2013, which among others, requires an individual income tax at a rate of 20% on gains generated from the sale of a self-owned property. However, we expect continuing economic growth in China, rising disposable income levels and population growth in our target cities to support demand for residential properties over the next several years. If we continue to expand our business operations in the U.S., trends and development in the U.S. economy, including developments in the U.S. housing markets, will become increasingly important to our business and results of operations.

PRC government policies and regulations

Our business and results of operations are significantly affected by PRC government policies and regulations, particularly those that relate to land sales and development, project and consumer financing, property sales and transfers, property taxation and residential property prices.

In connection with the rapid rise in housing prices as the PRC real estate market recovered from the impact of the financial crisis, the general office of the PRC State Council issued a circular on January 7, 2010, which aimed to control the rapid increase in housing prices and cool down the real estate market. Among other matters, the circular reiterated that purchasers of a second residential property for their households must make down payments of no less than 40% of the purchase price, and that real estate developers who have received approval to sell property must commence sales within the mandated period at the price they have publicly announced. The circular also asked local governments to increase the effective supply of low income housing and ordinary commodity housing and instructed the People's Bank of China ("PBOC") and the China Bank Regulatory Commission ("CBRC") to tighten the supervision of bank lending to the real estate sector.

The General Office of the State Council promulgated the Circular on Issues Relevant to Improving the Regulation and Control of the Real Property Market on January 26, 2011, which provided, among other things, that for a household purchasing a second residential household property by mortgage financing, the down payment must be at least 60% of the purchase price, and the interest rate for the mortgage on the second residential household property must be at least 1.1 times the benchmark interest rate; in municipalities, the capital city of each province, and other cities where housing prices are too high, a local resident household having one residential household property, or a non-local resident household which is able to provide required certificates as to payment of income tax and social insurance contributions for a certain number of years, may only purchase one additional residential property; for a local resident household already having two or more residential property, or a non-local resident household that already has one or more residential properties or is unable to provide the requisite certificates, the purchase of any residential property in the local area is not permitted. Localities that have already promulgated their own policies on limiting the purchase of residential properties were required to bring those policies in line with the above-mentioned principle as soon as possible. Municipalities, capital cities of each province, and other cities where housing prices are too high were required to promulgate policies to limit the purchase of residential properties.

In accordance with the Notice of the Ministry of Housing and Urban-Rural Development and the State Administration of Foreign Exchange on Further Regulating the Administration of Houses Purchase by Overseas Entities and Individuals promulgated on November 4, 2010, except as otherwise provided in the law, an overseas individual may only purchase one house unit for personal residence, and an overseas entity establishing domestic branches or representative offices may only purchase non-residential houses in the city of registration for business purposes.

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On February 26, 2013, the General Office of the State Council announced the Notice on Continuing to Improve the Regulation and Control of the Real Estate Market , which, among others, provided the following requirements: (i) limitations on the purchase of commodity properties must be strictly implemented, and the scope of such limitations must cover all newly constructed commodity properties and second-hand properties located within the entire administrative area of the city in question; (ii) for those cities with excessive growth in housing prices, the local counterparts of the PBOC may further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments; and (iii) the gains generated from the sale of a self-owned property is subject to individual income tax at a rate of 20%, if the original value of such property can be verified through historical information such as tax filings and property registration.

On October 9, 2014, the Ministry of Housing and Urban-Rural Development, or MOHURD, Ministry of Finance, or MOF, and PBOC jointly issued the Notice of MOHURD, MOF and PBOC on Developing the Business of Individual Housing Loan through Housing Fund, which specifies that employees who make their payments of housing fund for consecutive 6 months shall apply for individual housing loan through housing fund, and local authorities may raise the amount that one can apply for under certain conditions.

We believe that it is in the PRC government’s interest to stabilize the market, and the urbanization process and that the continuous increase of disposable income will continue to support the long-term growth of China’s real estate market. Accordingly, we expect that the government will maintain policies that will foster long-term healthy growth and curb potential bubbles in the market. However, we cannot assure you that the PRC government will not adopt further measures in the near future that may adversely affect our business and financial performance or that a real estate bubble will not develop despite government efforts to discourage such development.

Moreover, a substantial portion of our customers depend on mortgage financing to purchase our properties. Although government policies have generally fostered the growth of private home ownership, regulations have been adopted to tighten and then loosen mortgage lending rules. For example, the minimum down payment required for residential properties of 90 square meters or more was increased from 20% to 30% of the purchase price in 2006. In September 2007, the minimum down payment for any second or subsequent purchase of residential property was increased to 40% of the purchase price where the purchaser had obtained a bank loan to finance the purchase of his or her first property. Moreover, the interest rate for bank loans of such purchase may not be less than 110% of the PBOC, benchmark rate of the same term and category. Effective as of December 20, 2008, however, residents who have already purchased, with mortgages, an “ordinary property for self-use” that is smaller than the average size for their locality are entitled to the preferential loan interest rate and down payment ratio available to first-time purchasers of residential property when they purchase a second property to improve their living conditions. Since January 26, 2011, for a household purchasing a second residential household property with mortgage financing, the down payment must be at least 60% of the purchase price and the interest rate for the mortgage on such property must be at least 1.1 times the benchmark interest rate. On September 29, 2014, the PBOC and CBRC issued the Circular of PBOC and CBRC on Further Improving Financial Services for Housing , among other incentive policies, which specifies that the minimum down payment percentage is 30% for purchasers of a first residential property for their households, and the minimum loan interest rate is 70% of the benchmark rate, to be determined by banking financial institutions in light of risk conditions. For purchasers of a second residential property for their households who have paid up the loan that financed the acquisition their first house who apply again to for a loan to finance the purchase of an ordinary commodity house for the purpose of improving their living conditions, the loan policies for the first house shall apply. In light of the weakening in the property market in China, however, the PBOC, MHURD and CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies on March 30, 2015, which came into effect on March 31, 2015, as a measure to shore up the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home. The down payment ratio, the loan interest rate and the size of mortgage financing are important factors that affect our results of operations, and we cannot guarantee that our operations will not be adversely affected by future government policies.

The PRC government will also from time to time introduce sales tax incentives or disincentives to either stimulate or dampen demand. For example, the required holding period for avoidance of business tax on capital gains on sale of real estate was recently reduced from five years to two years with the promulgation of Circular 39 on March 30, 2015 in an effort to stimulate the weakening property market in China.

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Location, number and type of our property developments

The amount of revenue we record in any given period is affected by a number of factors, including the number, type and location of properties we have under construction and their stage of completion, whether the completed units have been sold and the realized selling prices for such units. The average selling prices of our projects vary depending on the types and sizes of the units sold and on the location of the projects. As the overall development moves closer to completion, the sales prices tend to increase because a more established residential community is offered to purchasers. The type of property development affects the estimated construction period of the project, which largely determines the revenue recognition method we apply. Revenue recognized in any period under the full accrual method depends on the number, aggregate GFA and average selling prices of units completed and sold during the period. Revenue recognized in any period under the percentage of completion method depends on contracted sales of units in the relevant project and the completion progress of a project (measured by the ratio of cost incurred to total estimated cost). As the completion and sales of our projects are not spread evenly over time, our results of operations may differ significantly from period to period.

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we are able to develop at any time. On January 18, 2010, the PBOC decided to tighten the credit supply by increasing the reserve requirement ratio for commercial banks by 0.5%, which was the first increase since June 2008. As of March 25, 2011, the PBOC raised the reserve requirement ratio for large commercial banks by 0.5% to 20%, and small and middle sized financial institutions by 0.5% to 16.5% and on June 20, 2011, the reserve requirement ratio was raised to its peak of 21.5% for large commercial banks and 18% for small and middle sized financial institutions. As of May 18, 2012, the reserve requirement ratios have been reduced to 20.0% for large commercial banks and 16.5% for small and middle sized financial institutions. As of February 4, 2015, the PBOC reduced the reserve requirement ratio by 0.5% to 19.5% for large commercial banks and to 16% for small and middle-sized financial institutions. Recently on April 19, 2015, the PBOC further reduced the reserve requirement ratio for large commercial banks by 1% to 18.5%, and small and middle sized financial institutions by 1% to 15% in order to free up more credit in China, effective from April 20, 2015. Notwithstanding the recent reduction in the reserve requirement amount, any future increases in the reserve requirement ratio will reduce the amount of commercial bank credit available to businesses in China and may affect our ability to obtain sufficient funding from banks to finance our business expansion.

The cost of our financing also affects our operating results. We typically obtain bank borrowings for up to 65% of the cost of our land use rights to fund PRC project developments after we receive the required permits. Interest rates on our commercial bank borrowings vary and are linked to benchmark lending rates published by the PBOC, which fluctuate from time to time. In 2007, we issued US$75 million principal amount of floating rate notes, which bore interest at a variable rate based on LIBOR plus 6.8% per annum, and US$25 million principal amount of convertible notes, which bore interest at 2% per annum. These notes were paid in full in April 2010, at which time we issued US$40 million principal amount of a 3-year term guaranteed senior secured note (the “Guaranteed Senior Secured Note”) which bore interest at 15.6% per annum. The Guaranteed Senior Secured Note was paid in full prior to its maturity on April 15, 2013. In 2013, we issued US$200,000,000 aggregate principal amount of our May 2018 Senior Secured Notes which bear interest at a rate of 13.25%. We issued and sold the 5% Convertible Note in the aggregate principal amount of US$75,761,009, which was subsequently redeemed early in November 2014 on negotiated terms for an aggregate payment of US$86,272,849 with loss on extinguishment of debt US$9,848,931. We also issued US$200,000,000 aggregate principal amount of our June 2019 Senior Secured Notes which bear interest at 13% per annum. Since 2013, we obtained borrowings from trust companies, with interest rates up to 12.50%. In 2014, we also obtained borrowings from non-controlling shareholders of certain of our subsidiaries with interest rates up to 12%. We expect our interest costs to fluctuate in future periods as a result of changes in interest rates and the amount of our outstanding borrowings.

Acquisition of land use rights or title to properties in target markets

Our business model depends to a large extent on our ability to acquire land use rights for development sites and proceed quickly with construction to shorten our development cycle. As a consequence, we are frequently surveying the market for attractive development opportunities in our target cities. Under current regulations and market practice, land use rights for residential development purposes in China may be acquired from local governments through a competitive auction or other bidding process, in which the minimum reserve price is determined based on the appraised value. Land use rights may also be acquired in the secondary markets. We have also commenced utilizing a negotiated land acquisition model, which involves deposits on certain lands that we are most interested in acquiring, which we believe will improve our chances of successfully acquiring desired land. Land use rights prices vary significantly from city to city.

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Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites increases, the auction mechanism tends to lead to higher prices. Land use rights costs, including auction price and taxes, constituted 39.8% and 40.1% of our cost of revenue for the six months ended June 30, 2014 and 2015, respectively. In late 2009, land use rights costs started to increase slightly again due to the recovery of the real estate market in China and a sudden rise in housing prices in certain cities. Commencing in the fourth quarter of 2011, land use rights costs showed a slight decrease due to lower demand in the real estate market, but started to increase again in the first quarter of 2013. During 2014 and six months ended June 30, 2015, we incurred an aggregate of US$837.3 million and US$114.0 million, respectively, for land acquisitions in China, including deposits for potential acquisitions under the negotiated land acquisition model. During the six months ended June 30, 2015, we did not purchase any new properties in U.S.

Increases in the price of raw materials and labor costs

We outsource the design and construction of our property developments to third-party service providers. Our third-party contractors are responsible for providing labor and procuring a majority of the raw materials used in our project developments. Our construction contracts typically provide for flexible payments, subject to changes in certain cases, such as design changes during construction, changes in government-suggested steel prices, cement prices, as well as labor costs. Any increase in labor costs or other costs which may result in adjustments in payments under our construction contracts could result in an increase in our construction costs. In addition, the increase in the price of raw materials, such as cement, concrete blocks and bricks, in the long run could be passed on to us by our contractors, which could increase our construction costs. Any input cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou in Henan Province into other high growth cities, including Beijing, Shanghai, Tianjin, Xingyang in Henan Province, Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Sanya in Hainan Province, Changsha in Hunan Province, Xi’an in Shaanxi Province, and Suzhou, Kunshan and Xuzhou in Jiangsu Province. We plan to expand into additional high growth cities as suitable opportunities arise. The development of real estate projects across additional high growth cities will impose significant demand on our management and other operational resources. Moreover, we will face increased competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of our targeted high growth cities has its own market conditions, customer requirements and local regulations related to the real estate industry. In addition, while our primary focus continues to be residential real estate markets in the high growth cities in China, we have expanded into the U.S. market and secured three real estate properties in the U.S. in 2012. Our expansion in the U.S. market, which is significantly different from China in terms of market conditions, regulatory compliance requirement and customers, imposes significant demands on our management and other operational resources. In 2014, we acquired 100% of the shares of a Malaysian company, which owns offshore land fill development rights for a total areas of 170 acres (approximately 687,966 sq.m). We have no development experience in Malaysia, nor have we ever engaged in landfill reclamation projects. Such expansion also imposes significant demands on our capital and management resources to develop and generate future revenues from projects. The success of our business expansion depends on our ability to develop, market and deliver quality development projects on time. In addition, the progress and costs of a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. As we are not permitted to commence pre-sales in China until we have reached certain milestones in the construction progress for a project, any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns, results of operations and financial position.

Operating Results

Revenues

Our revenues are derived mainly from the development and sale of real estate. In addition, we generate a small percentage of revenue from leasing ancillary facilities and residential units in certain of our residential developments, as well as from the provision of related services, including property management and real estate-related services that we provide to residents and purchasers of our residential units.

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	Six Months Ended June 30,
	2014		2015
	US$	%	US$	%
	(US$ in thousands, except for percentages)

Real estate sales	381,175	96.9	428,135	96.9

Real estate leasing	1,127	0.3	2,801	0.6

Other revenue	10,934	2.8	10,848	2.5

Total revenue	393,236	100.0	441,784	100.0

The impact of foreign exchange rate variances on the reported revenues in U.S. dollars was a favorable 0.1% for the six months ended June 30, 2015, compared to a favorable 1.7% for the six months ended June 30, 2014. These variances were due to the fact that the appreciation of the RMB versus the U.S. dollar during the six months ended June 30, 2015 was lower as compared to the six months ended June 30, 2014.

Real Estate Sales

Real estate sales mainly represent revenues from the sales of residential properties we develop and acquire. Throughout this Report on Form 6-K, real estate sales are stated at net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$22.5 million and US$25.6 million for the six months ended June 30, 2014 and 2015, respectively.

For the six months ended June 30, 2014 and 2015, we recognized all our real estate sales revenues in China under the percentage of completion method. For the six months ended June 30, 2014 and 2015, we did not acquire additional projects in the U.S. All the revenues related to projects in the U.S. were recognized under the full accrual method.

Real Estate Leasing

Real estate leasing revenues represent the income from the rental of ancillary facilities, including parking facilities, kindergartens, elementary schools and clubhouses in a number of our developments.

Other Revenue

Other revenue consists primarily of fees received for our property management services, landscaping and computer network engineering and other real estate-related services that we provide to residents and purchasers of our residential units.

Cost of Revenues

The following table sets forth a breakdown of our cost of revenues for the period indicated.

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	Six Months Ended June 30,
	2014		2015
	US$	%	US$	%
	(US$ in thousands, except for percentages)

Cost of real estate sales
Land use rights costs	115,668	39.8	133,445	40.1
Construction costs	161,628	55.6	187,846	56.4
Total cost of real estate sales	277,296	95.4	321,291	96.5

Cost of real estate leasing	1,722	0.6	1,550	0.5
Other costs	11,590	4.0	10,018	3.0
Total costs of revenues	290,608	100.0	332,859	100.0

Cost of Real Estate Sales

Cost of real estate sales consist primarily of land use rights costs and construction costs. Impairment charges, if any, are also recorded under cost of real estate sales. Cost of real estate sales are capitalized and allocated to development projects using the specific identification method. When the full accrual method of revenue recognition is applied, costs are recorded based on the ratio of the sales value of the relevant units completed and sold to the estimated total project sales value, multiplied by the estimated total project costs. When the percentage of completion method of revenue recognition is applied, capitalized costs are released to our statement of comprehensive income based on the completion progress of a project.

Land use rights costs. Land use rights costs include the amount we pay to acquire land use rights for our property development sites in China, plus taxes, and the amount we pay to acquire land for our property development in the U.S., plus taxes. We acquire our development sites in the PRC mainly by auctions of government land, direct negotiation and acquisition of land-owning entities. We acquired our development sites or land held for sale in the U.S. generally through off-market transactions, including resale and distressed sales. (We not acquire any land in the U.S. in 2014.) Our land use rights costs for different projects vary according to the size and location of the site and the minimum reserve price for the site, all of which are influenced by government policies, as well as prevailing market conditions. Our land use rights costs have increased in the past few years due to several factors including geographic expansion into certain higher priced markets, generally rising prices in each of our served markets, and increased competition from a growing number of bidders at government land auctions.

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for flexible payments which cover substantially most of all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices or cement prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$12.2 million and US$20.0 million for the six months ended June 30, 2014 and June 30, 2015, respectively.

Future losses and impairment charges

When the profitability of a current project deteriorates due to a slowdown in the sales pace, reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and possible impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, such deficit will be charged as a future loss and the asset will then be written down to its estimated fair value.

We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace and actual average selling prices of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon the projected rate of unit sales, the estimated time gap between presale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be incurred in the future by us, including, but not limited to, construction cost, construction overhead, sales and marketing, sales taxes and interest costs.

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Our determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we consider on a quarterly basis whether indicators of impairment of long-lived assets are present. See also “-Critical Accounting Policies” for our policy on impairment of long-lived assets.

For the six months ended June 30, 2014 and June 30, 2015, we did not recognize any impairment for our active projects, consisting of projects under construction or planning or held for sale.

Cost of Real Estate Leasing

Our cost of real estate leasing consists primarily of depreciation expenses and maintenance expenses associated with the leased properties. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of our properties held for lease are 20-60 years.

Other Costs

Other costs represent costs incurred in connection with the property management and real estate services that we provide to residents and purchasers of our residential units.

Selling and Distribution Expenses

Our selling and distribution expenses include:

·	advertising and promotion expenses, such as print advertisement costs, billboard and other display advertising costs, and costs associated with our showrooms and illustrative units;

·	sales and marketing staff costs, which consist primarily of salaries, welfares and sales commissions;

·	agency commissions of approximately 1.0% of contracted sales on outsourced project sales; and

·	other related expenses.

As of June 30, 2015, we employed 199 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

·	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;

·	traveling and office expenses;

·	professional fees, such as audit and legal fees; and

·	other expenses.

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Interest Income

Interest income represents interest earned on our bank balances.

Interest Expenses

Interest expenses include (i) interest paid on our bank borrowings and other indebtedness, mainly including US$200 million principal amount of our May 2018 Senior Secured Notes issued in May 2013, US$200 million principal amount of our June 2019 Senior Secured Notes issued in December 2013, and US$258.6 million principal amount from loans from non-controlling shareholders of certain of our subsidiaries, (ii) amortization of debt issuance cost, (iii) interest expense on corporate aircraft capital lease.

Except for US$65.0 million US$ denominated borrowings from Bank of China Tokyo Branch, US$45.0 million US$ denominated borrowings from The Bank of East Asia, US$59.7 million US$ denominated borrowings from Industrial and Commercial Bank of China (Asia) Limited, US$50.6 million US$ denominated borrowing from Fortress Credit Co. LLC, US$20.0 million US$ denominated borrowings from KENT EB-5 LLC and US$2.0 million US$ denominated borrowings from Bank of China International Limited, all of our borrowings are granted by PRC commercial banks or financing institutions and denominated in RMB. Our Senior Secured Notes (see below) are also denominated in US$. Interest rates on our long-term PRC bank borrowings are typically variable and linked to benchmark rates published by the PBOC. Our weighted average interest rate on short-term bank loans as of December 31, 2014 and June 30, 2015 was 7.62% and 3.11%. As of June 30, 2015, the PBOC benchmark rate for a one-year loan was 4.85% per annum and those for loans of more than one year ranged from 5.25% to 5.4% per annum. The abovementioned three bank borrowings from oversea branches of PRC banks are secured by RMB deposits in PRC banks’ local branches and bear interest rates ranging from LIBOR plus 1.8% to LIBOR plus 2.6%.

The May 2018 Senior Secured Notes in the principal amount of US$200 million bear interest at the fixed rate of 13.25% per annum. The June 2019 Senior Secured Notes in the principal amount of US$200 million bear interest at the fixed rate of 13.0% per annum. The loans from non-controlling shareholders of certain of our subsidiaries amount to US$203.5 million and bear interest at rates of up to 11.24% per annum.

For the six months ended June 30, 2015, out of US$92.5 million total interest expenses incurred, US$10.0 million was charged to current year Statement of Comprehensive Income since the interest that was charged did not qualify for capitalization under U.S. GAAP.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated.

	Six Months Ended June 30,
	2014	2015
	US$	US$
Income before taxes	37,235,713	53,420,203
Provision for taxes	15,763,194	28,747,037
Effective tax rate	42.3%	53.8%

 For a discussion of corporate income tax and land appreciation tax, see below.

Corporate Income Tax and Unrecognized Tax Benefit

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

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People’s Republic of China

In general, enterprises in the PRC are subject to income tax at a statutory rate of 25%. For our subsidiaries located in various cities, income tax is levied at the statutory rate of 25% on income as reported in the statutory financial statements after appropriate tax adjustments except in 2009 and 2010 when, in accordance with local provisional tax regulations in Henan province, the local tax authority in Zhengzhou determined that the taxable income of our PRC subsidiaries in Henan province should be deemed from 12% to 20% of their total cash receipts from sales of residential units. Total cash receipts include cash receipts proceeds from pre-sales of our properties that are recorded as customer deposits, which partly comprise mortgage loan proceeds received in our account from mortgage lending banks. In addition, the local tax authority of Zhengzhou city approved the application of the deemed profit method for the CIT settlement of Zhengzhou Modern City project in 2013. We have made provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis had been treated as an unrecognized tax benefit under ASC 740-10 “Income Tax”, or ASC 740-10, which has a balance of US$14.0 million and US$11.3 million as of December 31, 2014 and June 30, 2015 respectively . The current year movement in ASC 740-10 liability of US$2.7 million, was mainly recognized due to the decrease of non-deductible expenses in 2014.

Land Appreciation Tax

Under PRC laws and regulations, our PRC subsidiaries engaging in property development are subject to land appreciation tax ("LAT"), which is levied by the local tax authorities upon the “appreciation value” as defined in the relevant tax laws. All taxable gains from the sale or transfer of land use rights, buildings and related facilities in China are subject to LAT at progressive rates that range from 30% to 60%. Certain exemptions are allowed for sales of ordinary residential properties if the appreciation value does not exceed a threshold specified in the relevant tax laws. Gains from sales of commercial properties are not eligible for this exemption. Whether a property qualifies for the ordinary residential property exemption is determined by the local government taking into consideration the property’s plot ratio, aggregate GFA and sales price.

In prior years, Xinyuan Real Estate Co., Ltd. (the “Company”) and its subsidiaries (collectively, the “Group”) has settled the LAT for three of its projects based on the deemed profit method, which was approved by the local tax bureau. Out of the three projects, one project was liquidated on April 6, 2012 and the statute of limitations of another project expired as of December 31, 2013. The statute of limitations for the remaining project expired on April 27, 2014. Based on the above, there is no longer any contingency related to LAT for the foregoing three projects settled in prior years.

 On May 30, 2014, the Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. We received a tax clearance certificate, which confirmed that our accrual under the deemed profit method was adequate and there was no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of December 31, 2014. Our estimate for the reasonably possible contingency for LAT related to the Modern City project amounted to US$16.2 million as of June 30, 2015.

We have recorded a provision for LAT on the remaining projects completed since the date of incorporation. For the remaining projects, we have also accrued all LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities.

Share-based compensation expense

We have four share-based compensation plans, our 2007 equity incentive plan, our 2007 long-term incentive plan, 2014 Restricted Stock Unit Plan and 2015 Stock Option Plan. Under our 2007 equity incentive plan, we granted share option awards for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08 on August 11, 2007. Under our 2007 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10,000,000 common shares. As of June 30, 2015, 1,401,944 shares remained eligible for future grants under the plan. Under our 2014 Restricted Stock Unit Plan, in the second half of 2014, we granted 4,234,884 restricted common shares to employees and directors that vest ratably over a three year service vesting period. In the first six months of 2015, we granted 2,076,964 restricted common shares under the 2014 Restricted Stock Unit Plan to employees and directors that vest ratably over a three year service vesting period. As of June 30, 2015, we have not made any grants under the 2015 Stock Option Plan. We charged compensation cost of US$1.1 million and US$1.9 million, respectively, as of June 30, 2014 and June 30, 2015 in the general and administrative expenses.

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Results of Operations

The following table presents a summary of our consolidated statements of comprehensive income by amount and as a percentage of our total revenue during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Six Months Ended June 30,
	2014		2015
	US$	%	US$	%
	in thousands		in thousands
Revenue	393,236	100.0	441,784	100.0
Cost of revenue	(290,608)	(73.9)	(332,859)	(75.3)

Gross profit	102,628	26.1	108,925	24.7
Selling and distribution expenses	(13,638)	(3.5)	(18,648)	(4.2)
General and administrative expenses	(42,751)	(10.9)	(44,793)	(10.1)

Operating income	46,239	11.7	45,484	10.4
Interest income	3,957	1.0	11,911	2.7
Interest expenses	(16,058)	(4.1)	(9,956)	(2.3)
Net realized gain on trading securities	497	0.1	762	0.2
Unrealized loss on trading securities	(90)	-	19	-
Other income	3,109	0.8	4,722	1.1
Share of loss of an equity investee	(418)	(0.1)	478	0.1
Income from operations before income taxes	37,236	9.4	53,420	12.2
Income taxes	(15,763)	(4.0)	(28,747)	(6.5)
Net income	21,473	5.4	24,673	5.7
Net income attributable to non-controlling interest	-	-	-	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	21,473	5.4	24,673	5.7

Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014

Revenue

Revenue increased by US$48.6 million, or 12.4%, to US$441.8 million for the six months ended June 30, 2015 from US$393.2 million for the six months ended June 30, 2014.

Real Estate Sales

Revenue from real estate sales increased by US$46.9 million, or 12.3%, to US$428.1 million for the six months ended June 30, 2015 from US$381.2 million for the six months ended June 30, 2014, mainly due to projects newly commenced pre-sales in 2015.

Revenues related to the projects in the U.S. are recognized under the full accrual method. For the year ended December 31, 2012, revenue was recognized in the amount of US$8.2 million for the sale of several parcels of the Northern Nevada Land Portfolio. For the year ended December 31, 2013, revenue was recognized in the amount of US$1.2 million for the resale of several parcels of the Northern Nevada Land Portfolio and US$5.4 million for the sale of 7 of 15 finished condominium units located in Irvine, California. For the year ended December 31, 2014, revenue was recognized in the amount of US$4.9 million for the sale of 7 of 15 finished condominium units located in Irvine, California. For the six months ended June 30, 2015, revenue was recognized in the amount of US$0.8 million for the resale of several parcels of the Northern Nevada Land Portfolio and US$0.8 million for the sale of 1 of 15 finished condominium units located in Irvine, California.

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Revenue and profit from the sale of development properties is recognized utilizing the percentage of completion method. The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized under the percentage of completion method in China and our project recognized under the full accrual method in the U.S. for the six months ended June 30, 2014 and 2015. For information regarding revenue recognition under the percentage of completion and the full accrual methods, see "Critical Accounting Policies," below.

Project	Total GFA	Percentage Complete as of June 30, (1)		Percentage Sold (2) Accumulated as of June 30,		Revenues Recognized For Six Months Ended June 30,
		2014	2015	2014	2015	2014		2015
	m²	%	%	%	%	US$	%(3)	US$	%(3)
Chengdu Segment
Chengdu Xinyuan Splendid I	231,032	100.0	100.0	100.0	100.0	847,229	0.2	515,880	0.1
Chengdu Xinyuan Splendid II	217,010	100.0	100.0	99.9	99.9	(70,188)	0.0	40,578	0.0
Chengdu Thriving Family	211,948	-	73.9	-	9.6	-	-	14,971,581	3.5
Jiangsu Segment
Suzhou International City Garden	204,882	100.0	100.0	99.3	99.4	230,165	0.1	0	0.0
Suzhou Lake Splendid	198,113	100.0	100.0	100.0	99.9	220,311	0.1	0	0.0
Suzhou Colorful Garden	81,506	100.0	100.0	100.0	100.0	(3,545)	0.0	0	0.0
Suzhou Xin City	127,289	74.4	94.7	85.7	98.4	44,632,608	11.7	12,815,247	3.0
Suzhou Lake Royal Palace	169,634	66.8	81.1	0.0	18.5	0	0.0	37,449,808	8.7
Kunshan International City Garden	497,972	100.0	100.0	99.3	99.6	6,789,997	1.8	37,535	0.0
Kunshan Royal Palace	280,274	41.4	67.1	17.4	37.9	12,088,334	3.2	49,515,081	11.6
Xuzhou Colorful Garden	101,821	100.0	100.0	98.4	98.8	0	0.0	0	0.0
Xuzhou Colorful City	128,692	49.4	63.1	26.5	41.9	7,534,602	2.0	15,970,132	3.7
Shandong Segment
Jinan Elegant Scenery	100,386	100.0	100.0	100.0	100.0	0	0.0	0	0.0
Jinan International City Garden	264,282	100.0	100.0	99.8	99.4	255,919	0.1	0	0.0
Jinan Xinyuan Splendid	572,023	86.6	95.3	86.7	98.0	78,286,703	20.5	42,392,809	9.9
Shandong Royal Palace	449,190	42.5	53.1	0.6	11.4	1,564,762	0.4	17,994,902	4.2
Jinan Xin Central	197,046	-	42.9	-	10.8	-	-	17,599,727	4.1
Henan Segment
Zhengzhou XinyuanColorful Garden	191,891	100.0	100.0	99.8	100.0	0	0.0	0	0.0
Zhengzhou Finance Square	67,225	100.0	100.0	100.0	100.0	651,426	0.2	0	0.0
Zhengzhou Modern City	230,978	100.0	100.0	99.7	99.9	1,067,514	0.3	1,811,829	0.4
Zhengzhou Royal Palace	135,877	94.0	98.3	98.9	100.0	13,488,846	3.5	3,738,779	0.9
Zhengzhou International City Garden	280,748	100.0	100.0	100.0	100.0	0	0.0	0	0.0
Zhengzhou Yipin Xiangshan Phase I	94,249	100.0	100.0	100.0	100.0	0	0.0	0	0.0
Zhengzhou Yipin Xiangshan Phase II	199,610	100.0	100.0	99.8	100.0	8,897,487	2.3	90,087	0.0
Zhengzhou Century East A	76,579	95.4	100.0	98.6	99.6	4,206,361	1.1	1,843,773	0.4
Zhengzhou Century East B	166,288	98.4	98.7	99.5	99.6	3,508,423	0.9	473,657	0.1
Henan Xin City	208,907	69.7	82.3	67.5	95.5	75,206,817	19.7	43,963,250	10.3
Henan Thriving Family	131,510	34.6	62.0	25.7	92.2	12,625,394	3.3	16,522,658	3.9
Zhengzhou Xindo Park	143,436	-	39.9	-	7.8	-	-	6,001,926	1.4
Xingyang Splendid I	118,840	35.0	53.9	22.3	51.3	6,917,150	1.8	6,238,950	1.5
Xingyang Splendid II	135,577	-	33.8	-	4.4	-	-	709,822	0.2
Anhui Segment
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	0	0.0	0	0.0
Beijing Segment
Beijing Xindo Park	131,861	72.0	90.9	30.4	67.1	99,312,776	26.0	89,496,253	20.9
Changsha Segment
Changsha Xinyuan Splendid	252,652	-	56.1	-	8.8	-	-	13,020,995	3.0
Sanya Segment
Sanya Yazhou Bay No.1	116,944	-	55.5	-	7.7	-	-	5,665,725	1.3
Shanghai Segment
Shanghai Royal Palace	57,767	-	81.1	-	12.0	-	-	27,724,031	6.5
US Segment
Lennox Project(4)	N/A	N/A	N/A	N/A	N/A	2,915,331	0.8	780,000	0.2
Northern Nevada project(5)	N/A	N/A	N/A	N/A	N/A	0	0.0	750,000	0.2
Total	6,919,494					381,174,422	100.0	428,135,015	100.0

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the period indicated.

(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the period indicated.

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(3)	Percentage of all real estate sales revenues for the financial period, including PRC projects revenues recognized under the percentage of completion method and U.S. projects revenues recognized under the full accrual method.

(4)	Lennox Project is a finished condominium project located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters out of the total 72 units from a major U.S. developer in August 2012. We resold several condominium units and recognized revenue in the amount of US$0.8 million in the six months period ended June 30, 2015.

(5)	Northern Nevada project is a land portfolio, comprised of 325 finished lots and 185 acres of undeveloped land, at eight sites, in the northern Nevada region near the Reno-Spark metropolitan area. We resold 1 of 15 finished condominium units and recognized revenue in the amount of US$0.8 million in the six months period ended June 30, 2015.

 The following table sets forth the square meters sold and average selling price per square meter by each project, each reportable segment and on a consolidated basis for the six months ended June 30, 2014 and 2015.

	For Six Months Ended June 30,
	2014			2015
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
Chengdu region
Chengdu Xinyuan Splendid I	898,187	-	-	547,634	-	-
Chengdu Xinyuan Splendid II	(74,409)	(64)	1,163	-	-	-
Chengdu Thriving Family	-	-	-	19,868,194	21,582	921
Total	823,778	(64)	(12,872)	20,415,828	21,582	946
Jiangsu region
Suzhou International City Garden	208,947	141	1,482	-	-	-
Suzhou Lake Splendid	233,231	204	1,143	-	-	-
Suzhou Colorful Garden	(3,753)	(10)	375	-	-	-
Suzhou Xin City	47,266,208	30,193	1,565	5,143,753	2,683	1,917
Suzhou Lake Royal Palace	-	-	-	47,719,841	32,626	1,463
Kunshan International City Garden	3,580,552	2,035	1,759	-	-	-
Kunshan Royal Palace	22,358,926	13,245	1,688	63,087,800	43,107	1,464
Xuzhou Colorful Garden	(214,702)	(128)	1,677	-	-	-
Xuzhou Colorful City	11,362,315	6,675	1,702	17,704,318	12,587	1,407
Total	84,791,724	52,355	1,620	133,655,712	91,003	1,469
Shandong region
Jinan International City Garden	271,256	324	837	-	-	-
Jinan Xinyuan Splendid	75,165,839	49,592	1,516	20,441,950	14,086	1,451
Shandong Royal Palace	3,899,838	3,492	1,117	31,871,595	31,076	1,026
Jinan Xin Central	-	-	-	43,441,146	28,541	1,522
Total	79,336,933	53,408	1,485	95,754,691	73,703	1,299
Henan region
Zhengzhou Royal Palace	2,018,196	369	5,469	106,410	224	475
Zhengzhou Finance Square	811,445	453	1,791	-	-	-
Zhengzhou Modern City	-	-	-	2,186,579	44	49,695
Zhengzhou Yipin Xiangshan Phase II	276,967	166	1,668	94,898	-	-
Zhengzhou Century East A	4,217,275	1,625	2,595	249,644	-	-
Zhengzhou Century East B	515,873	345	1,495	260,963	-125	-2,088
Henan Xin City	93,224,078	68,675	1,357	37,156,018	14,930	2,489
Henan Thriving Family	38,627,240	32,948	1,172	14,829,005	12,889	1,151
Zhengzhou Xindo Park	-	-	-	15,926,979	10,175	1,565
Xingyang Splendid I	20,922,548	24,463	855	7,441,171	8,843	841
Xingyang Splendid II	-	-	-	2,071,721	990	2,093
Total	160,613,622	129,044	1,245	80,323,388	47,970	1,674
Beijing region
Beijing Xindo Park	146,143,342	41,946	3,484	80,912,048	20,290	3,988
Changsha region
Changsha Xinyuan Splendid	-	-	-	23,434,203	25,562	917
Sanya region
Sanya Yazhou Bay No.1	-	-	-	7,882,807	3,684	2,140
Shanghai region
Shanghai Royal Palace	-	-	-	36,211,389	10,521	3,442
Grand Total	471,709,399	276,689	1,705	478,590,066	294,315	1,626

The total square meters sold increased to 294,315 square meters for the six months ended June 30, 2015 from 276,689 square meters for the six months ended June 30, 2014. The increase was mainly due to new projects’ presales in the first half year of 2015.

The overall aggregate average selling price per square meter for the six months ended June 30, 2015 decreased to US$1,626 from US$1,705 for the six months ended June 30, 2014 primarily due to the reduction of sales of units with higher price mainly contributed by Beijing Xindo Park.

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Chengdu region. The square meters in this region sold for the six months ended June 30, 2015 increased to 21,582 square meters from negative for the six months ended June 30, 2014, primarily due to increased sales of Chengdu Thriving Family which was newly launched in September 2014.

Jiangsu region. The square meters sold for the six months ended June 30, 2015 increased to 91,003 square meters from 52,355 square meters for the six months ended June 30, 2014, because Suzhou Lake Royal Palace launched pre-sale in July 2014. The average selling price per square meter for the six months ended June 30, 2015 decreased to US$1,469 from US$1,620 for the six months ended June 30, 2014, which is attributable to the reduction of high margin saleable units.

Shandong region. The square meters sold for the six months ended June 30, 2015 increased to 73,703 square meters from 53,408 square meters for the six months ended June 30, 2014, primarily due to increased sales of Jinan Xin Central which was newly launched in April 2015. The average selling price per square meter for the six months ended June 30, 2015 decreased to US$1,299 from US$1,485 for the six months ended June 30, 2014, resulting from the reduction in high margin units available for sale.

Henan region. The square meters sold for the six months ended June 30, 2015 decreased to 47,970 square meters from 129,044 square meters for the six months ended June 30, 2014, mainly due to the reduction of saleable units of Zhengzhou Xin City and Zhengzhou Thriving Family, partially offset by the launch of Xingyang Splendid II and Zhengzhou Xindo Park. The average selling price per square meter for the six months ended June 30, 2015 increased to US$1,674 from US$1,245 for the six months ended June 30, 2014, resulting from increased sales of higher-priced commercial space (as compared to residential space) as a percentage of total sales.

Beijing region. The square meters sold for the six months ended June 30, 2015 decreased to 20,290 square meters from 41,946 square meters for the six months ended June 30, 2014, mainly due to the reduction of saleable units. The average selling price per square meter for the six months ended June 30, 2015 increased to US$3,988 from US$3,484 for the six months ended June 30, 2014, resulting from increased sales of higher-priced commercial space (as compared to residential space) as a percentage of total sales.

Hunan region. In the fourth quarter of 2014, we commenced sales of our first project in the Hunan region, Changsha Xinyuan Splendid. Total square meters sold for the six months ended June 30, 2015 was 25,562 square meters and the average selling price per square meter for the six months ended June 30, 2015 was US$917.

Hainan region. In the fourth quarter of 2014, we commenced sales of our first project in the Hainan region, Sanya Yazhou Bay No.1. Total square meters sold for the six months ended June 30, 2015 was 3,684 square meters and the average selling price per square meter for the six months ended June 30, 2015 was US$2,140.

Shanghai region. In the first quarter of 2015, we commenced sales of our first project in the Shanghai region, Shanghai Royal Palace. Total square meters sold for the six months ended June 30, 2015 was 10,521 square meters and the average selling price per square meter for the six months ended June 30, 2015 was US$3,442.

Real estate leasing

Real estate leasing income increased by US$1.7 million to US$2.8 million for the six months ended June 30, 2015 from US$1.1 million for the six months ended June 30, 2014.

Other revenue

Other revenue decreased by US$0.1 million, or 0.9%, to US$10.8 million for the six months ended June 30, 2015 from US$10.9 million for the six months ended June 30, 2014.

Cost of revenue

Cost of revenue increased by US$42.3 million, or 14.6%, to US$332.9 million for the six months ended June 30, 2015 from US$290.6 million for the six months ended June 30, 2014, generally in line with our revenue increases.

Cost of real estate sales

Cost of real estate sales increased by US$44.0 million, or 15.9%, to US$321.3 million for the six months ended June 30, 2015 from US$277.3 million for the six months ended June 30, 2014. Total land use rights cost increased by US$17.7 million, or 15.3%, from US$115.7 million (39.8% of cost of real estate sales) for the six months ended June 30, 2014 to US$133.4 million (41.5% of cost of real estate sales) for the six months ended June 30, 2015, primarily due to increased sales of properties. The construction cost, including capitalized interest, increased by US$26.2 million, or 16.2%, to US$187.8 million for the six months ended June 30, 2015 from US$161.6million for the six months ended June 30, 2014.

Cost of real estate leasing

Cost of real estate leasing decreased by US$0.1 million, or 5.9%, to US$1.6 million for the six months ended June 30, 2015 from US$1.7 million for the six months ended June 30, 2014.

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Other costs

Other costs decreased by US$1.6 million, or 13.8%, to US$10.0 million for the six months ended June 30, 2015 from US$11.6 million for the six months ended June 30, 2014.

Gross profit

Gross profit increased by US$6.3 million, or 6.1%, to US$108.9 million for the six months ended June 30, 2015 from US$102.6 million for the six months ended June 30, 2014. Gross profit margin was 24.7% for the six months ended June 30, 2015 compared to 26.1% for the six months ended June 30, 2014.

Selling and distribution expenses

Selling and distribution expenses increased by US$5.0 million, or 36.8%, to US$18.6 million for the six months ended June 30, 2015 from US$13.6 million for the six months ended June 30, 2014. The increase was primarily due to an increase in contract sales. As a percentage of revenue, selling and distribution expenses was 4.2% for the six months ended June 30, 2015 compared to 3.5% for the six months ended June 30, 2014. As revenue expands in the future, we expect selling and distribution expenses as a percentage of revenue to be flat.

General and administrative expenses

General and administrative expenses were US$44.8 million for the six months ended June 30, 2015, compared to US$42.8 million for the six months ended June 30, 2014.

As a percentage of revenue, general and administrative expenses were 10.1% for the six months ended June 30, 2015, compared to 10.9% for the six months ended June 30, 2014.

Interest income

Interest income was US$11.9 million for the six months ended June 30, 2015, compared to US$4.0 million for the six months ended June 30, 2014. The increase in interest income mainly resulted from an increase in the average short term bank deposits balances.

Interest expenses

For the period ended June 30, 2015, out of total interest costs incurred, US$10.0 million was charged to current year Statement of Comprehensive Income, due to non-qualification of U.S. GAAP interest capitalization rule. Total gross interest costs incurred amounted to US$92.5 million for the six months ended June 30, 2015, including US$88.5 million of interest on loans and notes, US$2.9 million of amortization of debt issuance costs and US$1.1 million of amortization of aircraft finance lease related interest.

Exchange gains

For the six months ended June 30, 2014 and 2015, we recorded nil unrealized foreign exchange gain.

Income taxes

Income taxes increased by US$12.9 million, to US$28.7 million for the six months ended June 30, 2015 from US$15.8 million for the six months ended June 30, 2014. The increase was primarily due to an increase in our pre-tax income due to the foregoing factors.

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Our effective income tax rate (“ETR”) was 53.8% in the first six months of 2015 compared to 42.3% in the first six months of 2014. The ETR was different from the statutory tax rate of 25% due to the effects of the land appreciation tax (“LAT”), the corporate income tax (“CIT”) benefit of LAT, outside basis differences and changes in unrecognized tax benefits. The change in the effective income tax rate is primarily due to a non-recurring reversal of LAT liabilities of approximately US$4.2 million during the six months ended June 30, 2015 related to a completed project that was liquidated and settled with the local tax bureaus on favorable terms and a CIT true up reversal of approximately US$4.6 million was recognized due to the decrease of non-deductible expenses, while a non-recurring reversal of LAT liabilities of approximately US$12 million during the six months ended June 30, 2014 related to a completed project that was liquidated and settled with the local tax bureaus on favorable terms.

Net income attributable to our shareholders

Net income increased by US$3.2 million to US$24.7 million for the six months ended June 30, 2015, from US$21.5 million for the six months ended June 30, 2014.

Discussion of Segment Operations

We consider each of our individual property developments as a discrete operating segment. As a presentation of segment information for each property development would not be meaningful, we have aggregated our segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. Our reporting segments are: (i) property developments in Zhengzhou, Henan Province, (ii) property developments in Jinan, Shandong Province, (iii) property developments in Suzhou, Xuzhou and Kunshan, Jiangsu Province, (iv) property developments in Chengdu, Sichuan Province (v) property developments in Beijing, (vi) property developments in Sanya, Hainan Province, (vii) property developments in Changsha, Hunan province, (viii) property developments in Shanghai, (ix) property developments in the U.S. and (x)"other." Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “other” category relates to investment holdings, property management services, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements included in this report.

	For Six Months Ended June 30,
	2014	2015
	(US$ in thousands, except for percentages)
Zhengzhou, Henan
Total revenue	127,620	83,113
Total cost of revenue	(99,259)	(56,018)
Gross profit	28,361	27,095
Gross margin	22.2%	32.6%
Operating income	3,408	10,010
Jinan, Shandong
Total revenue	80,311	78,101
Total cost of revenue	(56,067)	(64,724)
Gross profit	24,244	13,377
Gross margin	30.2%	17.1%
Operating income	21,025	8,595
Suzhou, Kunshan and Xuzhou, Jiangsu
Total revenue	71,504	115,803
Total cost of revenue	(54,123)	(89,947)
Gross profit	17,381	25,856
Gross margin	24.3%	22.3%
Operating income	11,480	19,943
Chengdu, Sichuan
Total revenue	790	15,535
Total cost of revenue	(901)	(13,983)
Gross profit	(111)	1,552
Gross margin	-	10.0%
Operating income(loss)	(777)	(151)
Beijing
Total revenue	99,373	89,954
Total cost of revenue	(69,836)	(58,327)
Gross profit	29,537	31,627
Gross margin	29.7%	35.2%
Operating income(loss)	18,267	17,884
Sanya, Hainan
Total revenue	-	5,671
Total cost of revenue	-	(3,506)
Gross profit	-	2,165
Gross margin	-	38.2%
Operating income(loss)	(511)	(1,301)
Changsha, Hunan
Total revenue	-	13,024
Total cost of revenue	-	(11,555)
Gross profit	-	1,469
Gross margin	-	11.3%
Operating income(loss)	(339)	(84)
Shanghai
Total revenue	-	27,724
Total cost of revenue	-	(24,721)
Gross profit	-	3,003
Gross margin	-	10.8%
Operating income(loss)	(306)	1,483
US
Total revenue	2,915	1,530
Total cost of revenue	(2,782)	(1,243)
Gross profit	133	287
Gross margin	4.6%	18.8%
Operating loss	(1,722)	(2,269)
Others
Total revenue	10,723	11,329
Total cost of revenue	(7,640)	(8,835)
Gross profit	3,083	2,494
Gross margin	28.8%	22.0%
Operating loss	(4,287)	(8,627)

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Six Months ended June 30, 2015 Compared to Six Months ended June 30, 2014

Zhengzhou, Henan. Total revenue decreased by US$44.5 million, or 34.9%, from US$127.6 million for the six months ended June 30, 2014 to US$83.1 million for the six months ended June 30, 2015. The decrease was primarily due to a reduction in sellable units of Zhengzhou Thriving Family and Zhengzhou Xin City as the projects were near completion. The gross profit for this region was US$27.1 million in the six months ended June 30, 2015, representing a decrease of US$1.3million, or 4.6%, as compared to US$28.4 million in the six months ended June 30, 2014. The operating income was US$10.0 million for the six months ended June 30, 2015, representing a increase of US$6.6 million, or 194.1%, from US$3.4 million in the six months ended June 30, 2014. Such increase was due to the decrease in operating expenses.

Jinan, Shandong. Total revenue decreased by US$2.2million, from US$80.3 million for the six months ended June 30, 2014 to US$78.1 million for the six months ended June 30, 2015. The gross profit decreased to US$13.4 million for the six months ended June 30, 2015 from US$24.2 million for the six months ended June 30, 2014. The operating income was US$8.6 million for the six months ended June 30, 2015, from US$21.0 million for the six months ended June 30, 2014. Such decrease was primarily due to the decline of gross margin.

Suzhou, Kunshan and Xuzhou, Jiangsu. Total revenue increased by US$44.3 million, or 62.0%, from US$71.5 million for the six months ended June 30, 2014 to US$115.8 million for the six months ended June 30, 2015. The increase was primarily due to sales of units in the newly launched project in the third quarter of 2014, Suzhou Lake Royal Palace. The gross profit for the Jiangsu segment was US$25.9 million for the six months ended June 30, 2015, increasing by US$8.5 million from US$17.4 million for the six months ended June 30, 2014. The operating income was US$19.9 million for the six months ended June 30, 2015, an increase of US$8.4 million, or 73.0%, compared to US$11.5 million for the six months ended June 30, 2014. Such increase was due to the increase in revenues as described above.

Chengdu, Sichuan. Total revenue increased by US$14.7 million from US$0.8 million for the six months ended June 30, 2014 to US$15.5 million for the six months ended June 30, 2015. The increase was primarily due to sales of units in the newly launched project in the third quarter of 2014, Chengdu Thriving Family. The gross profit for the Sichuan segment was US$1.6million for the six months ended June 30, 2015, an increase of US$1.7 million from US$-0.1 million for the six months ended June 30, 2014. The operating loss was US$0.2 million for the six months ended June 30, 2015, a decrease of US$0.6 million, or 75.0%, compared to US$0.8 million for the six months ended June 30, 2014.

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Beijing. Total revenue decreased by US$9.4 million, or 9.5%, from US$99.4 million for the six months ended June 30, 2014 to US$90.0 million for the six months ended June 30, 2015. The decrease was primarily due to a reduction in sellable units of Beijing Xindo Park as the projects were near completion. The gross profit for the Beijing segment was US$31.6 million for the six months ended June 30, 2015, increasing by US$2.1 million from US$29.5 million for the six months ended June 30, 2014. The operating income was US$17.9 million for the six months ended June 30, 2015, a decrease of US$0.4 million, or 2.2%, compared to US$18.3 million for the six months ended June 30, 2014. Such increase was due to the increase in revenues as described above.

Sanya, Hainan. In the fourth quarter of 2014, we commenced sales of our first project in the Hainan region, Sanya Yazhou Bay No.1. Total revenue for the six months ended June 30, 2015 was US$5.7 million, gross profit was US$2.2 million for the six months ended June 30, 2015 and the operating loss was US$1.3 million for the six months ended June 30, 2015.

Changsha, Hunan. In the fourth quarter of 2014, we commenced sales of our first project in the Hunan region, Changsha Xinyuan Splendid. Total revenue for the six months ended June 30, 2015 was US$13.0 million. Gross profit was US$1.5 million for the six months ended June 30, 2015 and the operating loss was US$0.1 million for the six months ended June 30, 2015.

Shanghai, Hunan. In the first quarter of 2015, we commenced sales of our first project in the Shanghai region, Shanghai Yipin Royal Palace. Total revenue for the six months ended June 30, 2015 was US$27.7 million. Gross profit was US$3.0 million for the six months ended June 30, 2015 and the operating income was US$1.5 million for the six months ended June 30, 2015.

The U.S. Total revenue decreased by US$1.4 million, or 48.3%, from US$2.9million for the six months ended June 30, 2014 to US$1.5 million for the six months ended June 30, 2015. The decrease was primarily due to a reduction in units available for sale. This region had a gross profit of US$0.3 million and an operating loss of US$2.3 million in the six months ended June 30, 2015.

Others. Other revenue of US$11.3 million for the six months ended June 30, 2015 consisted of real estate-related services, including property management services, broadband network installation, landscaping services and consulting services. These services generated a gross profit of US$2.5 million in the six months ended June 30, 2015, compared to a gross profit of US$3.1 million in the six months ended June 30, 2014.

Status of Projects as of June 30, 2015

The status of each of our projects under construction and under planning as of June 30, 2015, which were accounted for using the percentage of completion method and full accrual method, is discussed below.

Jinan Xinyuan Splendid

As of June 30, 2015, the carrying value of this project was nil, net of profit recognized and progress billings. As of June 30, 2015 the cumulative cost incurred on the project was US$570.7 million relative to total estimated cost of US$599.0 million. In the period ended June 30, 2015, we had contract sales of US$20.5 million with area sold of 14,086 square meters at an average selling price of US$1,451 per square meter. Sales for this project began in May 2011 and cumulative contract sales through June 30, 2015 were US$791.2 million with total area sold of 555,590 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$807.4 million, or US$761.8 million net of business tax, relative to the total estimated cost of US$599.0 million, generating a gross margin of 21.4%.

Zhengzhou Xin City

As of June 30, 2015, the carrying value of this project was US$1.2 million, net of profit recognized and progress billings. As of June 30, 2015 the cumulative cost incurred on the project was US$193.9 million relative to total estimated cost of US$235.5 million. In the period ended June 30, 2015, we had contract sales of US$37.2 million with area sold of 14,930 square meters at an average selling price of US$2,489 per square meter. Sales for this project began in September 2013 and cumulative contract sales through June 30, 2015 were US$345.1 million with total area sold of 205,227 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$361.5 million, or US$341.1 million net of business tax, relative to the total estimated cost of US$235.5 million, generating a gross margin of 30.9%.

Suzhou Xin City

As of June 30, 2015, the carrying value of this project was US$15.5 million, net of profit recognized and progress billings. As of June 30, 2015 the cumulative cost incurred on the project was US$112.3 million relative to total estimated cost of US$118.6 million. In the period ended June 30, 2015, we had contract sales of US$5.2 million with area sold of 2,683 square meters at an average selling price of US$1,917 per square meter. Sales for this project began in September 2013 and cumulative contract sales through June 30, 2015 were US$184.3 million with total area sold of 126,172 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$187.3 million, or US$177.0 million net of business tax, relative to the total estimated cost of US$118.6 million, generating a gross margin of 33.0%.

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Xuzhou Colorful City

As of June 30, 2015, the carrying value of this project was US$30.2 million, net of profit recognized and progress billings. As of June 30, 2015 the cumulative cost incurred on the project was US$88.5 million relative to total estimated cost of US$140.3 million. In the period ended June 30, 2015, we had contract sales of US$17.7 million with area sold of 12,587 square meters at an average selling price of US$1,407 per square meter. Sales for this project began in November 2013 and cumulative contract sales through June 30, 2015 were US$87.3 million with total area sold of 59,915 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$208.3 million, or US$196.6 million net of business tax, relative to the total estimated cost of US$140.3 million, generating a gross margin of 28.7%.

Kunshan Royal Palace

As of June 30, 2015, the carrying value of this project was US$178.6 million, net of profit recognized and progress billings. As of June 30, 2015 the cumulative cost incurred on the project was US$202.9 million relative to total estimated cost of US$432.8 million. In the period ended June 30, 2015, we had contract sales of US$63.1 million with area sold of 43,107 square meters at an average selling price of US$1,464 per square meter. Sales for this project began in November 2013 and cumulative contract sales through June 30, 2015 were US$191.4 million with total area sold of 128,489 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$505.7 million, or US$477.9 million net of business tax, relative to the total estimated cost of US$432.8 million, generating a gross margin of 9.5%.

Beijing Xindo Park

As of June 30, 2015, the carrying value of this project was US$94.3 million, net of profit recognized and progress billings. As of June 30, 2015 the cumulative cost incurred on the project was US$286.3 million relative to total estimated cost of US$315.1 million. In the period ended June 30, 2015, we had contract sales of US$80.9 million with area sold of 20,290 square meters at an average selling price of US$3,988 per square meter. Sales for this project began in February 2014 and cumulative contract sales through June 30, 2015 were US$324.7 million with total area sold of 87,327 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$484.1 million, or US$457.0 million net of business tax, relative to the total estimated cost of US$315.1 million, generating a gross margin of 31.1%.

Jinan Royal Palace

As of June 30, 2015, the carrying value of this project was US$225.3 million, net of profit recognized and progress billings. As of June 30, 2015 the cumulative cost incurred on the project was US$286.8 million relative to total estimated cost of US$540.5 million. In the period ended June 30, 2015, we had contract sales of US$31.9 million with area sold of 31,076 square meters at an average selling price of US$1,026 per square meter. Sales for this project began in June 2014 and cumulative contract sales through June 30, 2015 were US$79.2 million with total area sold of 76,266 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$696.8 million, or US$657.4 million net of business tax, relative to the total estimated cost of US$540.5 million, generating a gross margin of 17.8%.

Suzhou Lake Royal Palace

As of June 30, 2015, the carrying value of this project was US$212.6 million, net of profit recognized and progress billings. As of June 30, 2015 the cumulative cost incurred on the project was US$248.3 million relative to total estimated cost of US$306.3 million. In the period ended June 30, 2015, we had contract sales of US$47.7 million with area sold of 32,626 square meters at an average selling price of US$1,463 per square meter. Sales for this project began in July 2014 and cumulative contract sales through June 30, 2015 were US$67.8 million with total area sold of 46,782 square meters.

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We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$365.7 million, or US$345.6 million net of business tax, relative to the total estimated cost of US$306.3 million, generating a gross margin of 11.4%.

Zhengzhou Thriving Family

As of June 30, 2015, the carrying value of this project was US$1.9 million, net of profit recognized and progress billings. As of June 30, 2015 the cumulative cost incurred on the project was US$73.6 million relative to total estimated cost of US$118.6 million. In the period ended June 30, 2015, we had contract sales of US$14.8 million with area sold of 12,889 square meters at an average selling price of US$1,151 per square meter. Sales for this project began June 2014 and cumulative contract sales through June 30, 2015 were US$134.7 million with total area sold of 114,925 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$146.2 million, or US$138.0 million net of business tax, relative to the total estimated cost of US$118.6 million, generating a gross margin of 14.1%.

Xingyang Splendid Phase I

As of June 30, 2015, the carrying value of this project was US$10.1 million, net of profit recognized and progress billings. As of June 30, 2015 the cumulative cost incurred on the project was US$40.2 million relative to total estimated cost of US$74.6 million. In the period ended June 30, 2015, we had contract sales of US$7.4 million with area sold of 8,843 square meters at an average selling price of US$841 per square meter. Sales for this project began in May 2014 and cumulative contract sales through June 30, 2015 were US$47.2 million with total area sold of 56,667 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$92.0 million, or US$86.8 million net of business tax, relative to the total estimated cost of US$74.6 million, generating a gross margin of 14.1%.

Xingyang Splendid Phase II

As of June 30, 2015, the carrying value of this project was US$37.6 million, net of profit recognized and progress billings. As of June 30, 2015 the cumulative cost incurred on the project was US$32.0 million relative to total estimated cost of US$94.5 million. In the period ended June 30, 2015, we had contract sales of US$2.1 million with area sold of 990 square meters at an average selling price of US$2,093 per square meter. Sales for this project began in December 2014 and cumulative contract sales through June 30, 2015 were US$5.8 million with total area sold of 2,704 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$133.0 million, or US$125.6 million net of business tax, relative to the total estimated cost of US$94.5 million, generating a gross margin of 24.7%.

Chengdu Thriving Family

As of June 30, 2015, the carrying value of this project was US$220.9 million, net of profit recognized and progress billings. As of June 30, 2015 the cumulative cost incurred on the project was US$229.4 million relative to total estimated cost of US$310.4 million. In the period ended June 30, 2015, we had contract sales of US$19.8 million with area sold of 21,582 square meters at an average selling price of US$921 per square meter. Sales for this project began in September 2014 and cumulative contract sales through June 30, 2015 were US$34.1 million with total area sold of 37,396 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$355.7 million, or US$336.0 million net of business tax, relative to the total estimated cost of US$310.4 million, generating a gross margin of 7.6%.

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Changsha Xinyuan Splendid

As of June 30, 2015, the carrying value of this project was US$151.7 million, net of profit recognized and progress billings. As of June 30, 2015 the cumulative cost incurred on the project was US$172.3 million relative to total estimated cost of US$306.8 million. In the period ended June 30, 2015, we had contract sales of US$23.4 million with area sold of 25,562 square meters at an average selling price of US$917 per square meter. Sales for this project began in November 2014 and cumulative contract sales through June 30, 2015 were US$32.3 million with total area sold of 36,183 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$366.6 million, or US$346.1 million net of business tax, relative to the total estimated cost of US$306.8 million, generating a gross margin of 11.3%.

Sanya Yazhou Bay No.1

As of June 30, 2015, the carrying value of this project was US$90.6 million, net of profit recognized and progress billings. As of June 30, 2015 the cumulative cost incurred on the project was US$99.4 million relative to total estimated cost of US$179.1 million. In the period ended June 30, 2015, we had contract sales of US$7.9 million with area sold of 3,684 square meters at an average selling price of US$2,140 per square meter. Sales for this project began in November 2014 and cumulative contract sales through June 30, 2015 were US$23.4 million with total area sold of 10,137 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$304.2 million, or US$287.2 million net of business tax, relative to the total estimated cost of US$179.1 million, generating a gross margin of 37.6%.

Shanghai Royal Palace

As of June 30, 2015, the carrying value of this project was US$184.3 million, net of profit recognized and progress billings. As of June 30, 2015 the cumulative cost incurred on the project was US$205.7 million relative to total estimated cost of US$253.6 million. Sales for this project began in January 2015. In the period ended June 30, 2015, we had contract sales of US$36.2 million with area sold of 10,521 square meters at an average selling price of US$3,442 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$301.3 million, or US$284.4 million net of business tax, relative to the total estimated cost of US$253.6 million, generating a gross margin of 10.8%.

Jinan Xin Central

As of June 30, 2015, the carrying value of this project was US$113.9 million, net of profit recognized and progress billings. As of June 30, 2015 the cumulative cost incurred on the project was US$132.3 million relative to total estimated cost of US$314.3 million. Sales for this project began in May 2015. In the period ended June 30, 2015, we had contract sales of US$43.4 million with area sold of 28,541 square meters at an average selling price of US$1,522 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$401.7 million, or US$379.2 million net of business tax, relative to the total estimated cost of US$314.3 million, generating a gross margin of 17.1%.

Zhengzhou Xindo Park

As of June 30, 2015, the carrying value of this project was US$57.8 million, net of profit recognized and progress billings. As of June 30, 2015 the cumulative cost incurred on the project was US$56.1 million relative to total estimated cost of US$140.6 million. Sales for this project began in April 2015. In the period ended June 30, 2015, we had contract sales of US$15.9 million with area sold of 10,175 square meters at an average selling price of US$1,565 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$204.7 million, or US$193.2 million net of business tax, relative to the total estimated cost of US$140.6 million, generating a gross margin of 27.2%.

Northern Nevada Land Portfolio

As of June 30, 2015, we have sold 325 finished lots and 185 acres of undeveloped land, out of the total 325 finished lots and 185 acres of undeveloped land we purchased through a foreclosure sale from a major U.S. bank in 2012. We recognized revenue of US$ nil and US$ 0.8 million for the six months ended June 30, 2014 and 2015, respectively.

Lennox Project

As of June 30, 2015, we have sold 15 units with a total GFA of 2,865 square meters out of the total 15 units with a total GFA of 2,865 square meters, for a total of US$11.1 million.

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New York Oosten

As of June 30, 2015 the cumulative cost incurred on the project was US$173.1 million. We acquired the site in September 2012, commenced construction of this project in November 2013, and expect to deliver units in 2016.

Critical Accounting Policies

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are inherently uncertain. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue and cost recognition

We apply either of two different methods for revenue recognition, full accrual or percentage of completion, depending on the expected construction period and timing of collection of sales prices.

Full accrual method. Revenue from the sale of properties where the construction period, the period from the construction permit award date to the unit delivery date, is expected to be 12 months or less, or the construction period is expected to be longer than 12 months and sales prices are not certain to be collected, is recognized by the full accrual method when the sale is consummated and the unit has been delivered. Properties held for sale is recognized by the full accrual method at the time of the closing of an individual unit sale, when title to the property is transferred to the buyer. A sale is considered to be consummated when the parties are bound by the terms of a contract, all consideration has been exchanged, any permanent financing of which we are responsible has been arranged, all conditions precedent to closing have been performed, we do not have substantial continuing involvement with the property, and the usual risks and rewards of ownership have been transferred to the buyer. In addition, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, must not be subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Percentage of completion method. Revenue and profit from the sale of development properties is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

·	Construction is beyond a preliminary stage.

·	The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit.

·	Sufficient units have already been sold to assure that the entire property will not revert to rental property.

·	Sales prices are collectible.

·	Aggregate sales proceeds and costs can be reasonably estimated.

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If any of the above criteria is not met, proceeds are accounted for as customer deposits until the criteria are met.

Due to PRC restrictions of mortgages to second home buyers, we introduced seller-financed contract arrangements in the third quarter of 2011. In the second half of 2012, execution of seller-financed contracts dropped significantly to the point that we did not offer seller-financed contracts to second home buyers starting in the fourth quarter of 2012. Under these seller-financed contract arrangements, the buyer paid the purchase price for the residential unit in installment payments ranging from six months to two years with the final payment to be made 30 days prior to the delivery of the property. These contracts generally required a 10% down payment upon contract execution date, the second payment of 20% within 30 days, a third payment of 30% to 40% six months after the contract date, and the final 30% to 40% payment 30 days before delivery.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts. Cost of sales is recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

Our significant judgments and estimates related to applying the percentage of completion method include our estimates of the time necessary to complete the project, the total expected revenue and the total expected costs. The percentage of completion method requires us to re-evaluate our estimates of future revenues and costs on a quarterly basis project by project. Factors that are subject to uncertainties in our estimates include the expected future sales prices of the units, sales velocity rates and expected construction costs. These factors are subject to market conditions, including, but not limited to, availability of credit in the market for purchasers to obtain mortgage loans, commodities prices affecting construction materials, locations of future infrastructure improvements, and overall development in the immediate area surrounding the project and changes in governmental policies. Cumulative revenue is determined by multiplying cumulative contract sales proceeds by cumulative incurred cost divided by total estimated project costs. Cumulative cost of sales is calculated by multiplying cumulative incurred cost by cumulative contract sales divided by total estimated project revenue. Whenever we make changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profits previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that we will have to sell units at a price less than our costs to develop them, we must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects we must also determine whether impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses.

For a further discussion on our policy on impairment of long-lived assets, see “Operating Results-Future losses and impairment charges” and “Impairment of long-lived assets”.

Interest capitalization

We obtain loans from banks and we issue debt securities to finance projects and provide for working capital. We charge the borrowing costs related to working capital loans to interest expense when incurred and capitalize interest costs related to project developments as a component of the project costs.

The interest to be capitalized for a project is based on the amount of borrowings related specifically to such project. Interest for any period is capitalized based on the amounts of accumulated capital expenditures and the interest rate of the loans. Payments received from the pre-sales of units in the project are deducted in the computation of the amount of accumulated expenditures during a period. The interest capitalization period begins when expenditures have been incurred and activities necessary to prepare the asset (including administrative activities before construction) have begun, and ends when the project is substantially completed. Interest capitalized is limited to the amount of interest incurred.

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The interest rate used in determining the amount of interest capitalized is the weighted average rate applicable to the project-specific borrowings. However, when accumulated expenditures exceed the principal amount of project-specific borrowings, we also capitalize interest on borrowings that are not specifically related to the project, at a weighted average rate of such borrowings.

Our significant judgments and estimates related to interest capitalization include the determination of the appropriate borrowing rates for the calculation, and the point at which capitalization is started and discontinued. Changes in the rates used or the timing of the capitalization period may affect the balance of property under development and the costs of sales recorded.

Income taxes

We have adopted the balance sheet approach for financial accounting and reporting for income taxes. We recognize:

·	the amount of taxes payable or refundable for the current fiscal year;

·	deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns; and

·	the difference between the taxes calculated based on our earnings at the statutory rates and the amounts charged by the local tax authorities based on our “deemed earnings.”

Our significant judgments and estimates include the allowability of deductible items for income tax purposes and other tax positions that we may take. Disagreements with the tax authorities could subject us to additional taxes, and possibly, penalties.

Please see the more detailed discussion in note 9 to our unaudited condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

Share-based payments

Under ASC 718, “Share-Based Compensation”, we are required to recognize share-based compensation as compensation expense based on the fair value of stock options and other equity awards on the date of the grant. We have elected to recognize compensation expense using the straight-line method for all stock options granted with service conditions that have a graded vesting schedule. For options granted with performance conditions, share-based compensation expense is recognized based on the probable outcome of the performance condition. A performance condition is not taken into consideration in determining fair value of the non-vested shares granted.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses various assumptions including assumptions regarding an average risk-free rate of return, expected term of the options, volatility rate of our shares and dividend yield.

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of U.S. Treasury yield curve in effect at the time of grant. The expected life of options represents the period of time the granted options are expected to be outstanding. The expected volatility we used in our calculations was based on our historical volatilities. Changes in these assumptions, or the expected forfeiture rate of share-based payments, can have a significant effect on the valuation of the awards, and the amount of expenses recognized in our statement of comprehensive income.

Tax contingency

We have evaluated the available evidence about (a) asserted and unsettled income tax contingencies and (b) unasserted income tax contingencies caused by uncertain income tax positions taken in our current tax treatments or our income tax returns filed with national and local tax authorities in the PRC and foreign tax authorities. The liability recorded in the unaudited condensed consolidated financial statements for these income tax contingencies represents management’s estimate of the amount that is less than “more likely than not” to be upheld in an examination by the relevant taxing authorities, under the provisions of ASC 740-10, “ Income Tax” ..

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Impairment of long-lived assets

We consider on an annual basis whether indicators of impairment of long-lived assets are present. These indicators include, but are not limited to, negative gross margins, decreases in the average selling price above 5% and increases in input costs above 5% related to the individual projects in each operating segment. The provisions of ASC 360, “ Property, Plant and Equipment”, require that a two-step impairment test be performed on long-lived assets. In the first step, we test for recoverability of the assets by determining whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying value. If the estimated undiscounted cash flows are greater than the carrying value, the long-lived assets are considered not impaired and we are not required to perform further testing. If the estimated undiscounted cash flows are less than the carrying value, we must perform the second step of the impairment test, which is to recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values, if any. Our determination of fair value requires discounting the estimated cash flows for a project at a rate commensurate with the inherent risk associated with the related assets and estimated cash flows.

Both the undiscounted cash flows and the discount rate used in determining fair value are based on estimates. To project undiscounted cash flows, we use various factors as described above under “Future losses and impairment charges”, including the expected pace at which the planned units will be sold, the estimated net sales prices expected to be attained, and expected costs to be expended in the future, including, but not limited to, home construction, construction overhead, sales and marketing, sales taxes and interest costs. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows.

Leases

 In accordance with ASC 840, “Leases”, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.

 On October 23, 2012, the Group entered into an agreement with Minsheng Hongtai (Tianjin) Aircraft Leasing Co., Ltd. to lease a corporate aircraft. The lease meets the transfer-of-ownership criterion and is classified as capital lease. The capital lease is measured at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance expenses in the statement of comprehensive income. A leased asset is amortized in a manner consistent with the Company’s normal depreciation policy for owned assets.

 All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

TPG Private Placement

On September 19, 2013, we issued an aggregate of 12,000,000 of common shares and a senior secured convertible note (“Convertible Note”) with a principal amount of approximately US$75.76 million to TPG Asia VI SF. Pte. Ltd. (“TPG Asia”) upon completion of a private placement (“TPG Private Placement”) pursuant to a securities purchase agreement dated August 26, 2013 among us, TPG Asia and the guarantors named therein. We received gross proceeds of approximately US$32.88 million from the issuance of our common shares.

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The Convertible Note was convertible into common shares at an initial conversion rate of US$3.00 per common share (equivalent to US$6.00 per our ADSs listed on NYSE). The conversion rate was subject to adjustment upon the occurrence of certain events. A holder of the Convertible Note could convert the Convertible Note, at its option, in integral multiples of US$100,000 principal amount at any time prior to the maturity date of September 19, 2018. Given that the Convertible Note was debt in its legal form and was not a derivative in its entirety, it has been classified as other long-term debt. See Note 8-Other long-term debt: Convertible Note to the unaudited consolidated financial statements included elsewhere in this Report on Form 6-K.The Convertible Note was fully redeemed on November 21, 2014.

Treasury Shares

We accounted for shares repurchased as treasury shares at cost in accordance to ASC Subtopic 505-30 (“ASC 505-30”), “ Treasury Shares ”. Those shares are shown separately in the Shareholders’ Equity as we have not yet decided on the ultimate disposition of the shares acquired. When we decide to retire the treasury shares, the difference between the original issuance price and the repurchase price may be allocated between additional paid-in capital and retained earnings.

On May 26, 2011, our Board of Directors unanimously authorized management to repurchase up to US$10 million of our shares within 12 months of the approval date. On June 19, 2012, we announced the approval of the repurchase of an additional US$20 million within 24 months of the approval date. On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of our shares from the approval date to the end of 2015. The Board of Directors also agreed to review our share repurchase program periodically and to adjust the amount authorized for repurchase as necessary. On September 19, 2013, 12,000,000 out of our treasury shares were issued to TPG Asia as part of the TPG private placement and we received gross proceeds of approximately US$32.88 million from the issuance of the common shares. As of June 30, 2015, we had a balance of 7,167,828 treasury shares amounting to US$14,507,203.

Senior Secured Notes

On May 3, 2013, we issued notes with an aggregate principal amount of US$200 million (the "May 2018 Senior Secured Notes") at a coupon rate of 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013. The May 2018 Senior Secured Notes have a final maturity date of May 3, 2018. Given that the May 2018 Senior Secured Notes are debt in their legal form and are not a derivative in their entirety, they have been classified as other long-term debt. We have evaluated and determined that there was no embedded derivative requiring bifurcation from the May 2018 Senior Secured Notes under the requirements of ASC815 “ Derivatives and Hedging ". The embedded optional redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the May 2018 Senior Secured Notes. The May 2018 Senior Secured Notes were issued at par.

On December 6, 2013, we issued notes with an aggregate principal amount of US$200 million (the "June 2019 Senior Secured Notes") at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 7 and December 7 of each year, commencing June 6, 2014. The June 2019 Senior Secured Notes have a final maturity date of June 7, 2019. Given that the June 2019 Senior Secured Notes are debt in their legal form and are not a derivative in their entirety, they have been classified as other long-term debt. We have evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2019 Senior Secured Notes under the requirements of ASC815. The embedded optional redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2019 Senior Secured Notes. The June 2019 Senior Secured Notes were issued at par.

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Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the six months ended June 30, 2015, seven real estate development projects (Suzhou Lake Royal Palace, Jinan Xinyuan Splendid, Zhengzhou Royal Palace, Zhengzhou Thriving Family, Zhengzhou Xin City, Beijing Xindo Park and Xuzhou Colorful Garden), which recognized gross profits in 2014, had changes in their estimated gross profit margins. As the unit sales and selling prices were on an upward trend during the six months ended June 30, 2015, the Company revised upwards its prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimate cost, which led to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$21.5 million, US$16.2 million, US$0.11 per share and US$0.11 per share, respectively, for the six months ended June 30, 2015.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In July 2015, the FASB decided to delay the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. As such, the updated standard will be effective for us in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. The Company is currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

B.	Liquidity and Capital Resources

A principal factor affecting our results of operations and our growth is the acquisition of land use rights in target markets. Under current regulations and market practice, land use rights for residential development purposes in the PRC may be acquired from local governments through a competitive auction or other bidding process. These competitive auctions and bidding processes are typically announced 20 days before they are about to take place. To participate in these auctions, we are required to make a minimum deposit of 20-50% of the opening auction price in cash. If we are successful on our bids, we are also generally required to remit the remaining purchase price within one to six months of the auction. Further, under current regulations we are not permitted to borrow money from local banks to fund land purchases. As a result we have to fund land purchases either from cash flows from project sales or from financing transactions in foreign markets which have been and continue to be relatively expensive and not easily accessible. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.” As a result of entering into the U.S. market, we will also require adequate U.S. dollar financing for our U.S. operations, primarily through back-to-back loan arrangements with our subsidiaries (which are subject to foreign exchange rate fluctuation and regulatory risk), issuance of debt securities and construction loans from third party commercial banks.

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In addition to our land acquisitions, we expect to incur material project development costs on the acquired land. Our cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels and cover material project development costs, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of June 30, 2015, approximately US$281.6 million, or 63.8% of our total cash balance reserve, were restricted cash.

In 2014, we entered into one framework cooperation agreement with a local government and paid advances in the aggregate amount of US$209.2 million. These advances have been or will be deducted from land cost if we succeed in auction bids. A total US$131.5 million of advance payments related to land parcels we successfully acquired were transferred to land cost, including payments for three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for the amount of US$104.4 million. In the six months ended June 30, 2015, we paid advances in the aggregate amount of US$116.3 million, and a total of US$233.2 million of advance payments related to the land parcels successfully acquired were transferred to land cost, including payments related to four parcels of land in Zhengzhou for the amount of US$180.9 million and two parcels of land in Tianjin for the amount of US$52.3 million. From 2013, we started to acquire parcels of land by acquisitions of the equity interests of companies holding land. In 2014, we purchased two parcels of land in Sanya City and Shanghai City through acquisition of local real estate companies for an aggregate consideration of approximately US$58.3 million and US$149.4 million, respectively. In the six months ended June 30, 2015, we have acquired one parcel in Jinan City for aggregate land costs of approximately US$17.3 million.

We have and will continue to closely monitor our cash flow position to support our operations. We believe we manage land acquisition activities in a rational manner to control land expenditure and achieve reasonable profit of each project investment. We also closely monitor collection of accounts receivable, and obtain funds through a variety of both domestic and overseas financing activities to provide a solid cash flow position for sustainable development.

Cash Flows

	Six Months Ended June 30,
	2014	2015
	(US$ in thousands)
Net cash provided by/(used in) operating activities	(618,533)	(221,390)
Net cash used in investing activities	(2,570)	(40,738)
Net cash provided by financing activities	413,320	282,118
Net increase/(decrease) in cash and cash equivalents	(207,784)	19,990
Effect of exchange rate changes on cash and cash equivalents	(3,434)	(641)
Cash and cash equivalents at beginning of period	587,119	140,495
Cash and cash equivalents at end of period	375,901	159,844

Operating Activities

Net cash used in operating activities was US$221.4 million for the six months ended June 30, 2015, primarily attributable to an increase in real estate property under development of US$377.2 million, an increase in other deposits and prepayments of US$65.8 million, partially offset by US$24.7 million in net income, a decrease in deposits for land use right of US$136.1 million and an increase in customer deposits of US$45.2 million.  The operational reason of the negative cash flows from operating activities for the six months ended June 30, 2015 was primarily due to more acquisition of land parcels. We will rely on the external financing to meet our cash requirements and maintain our operations. We have assessed that our external financing will continue to be available, and considered under contractual terms.

Net cash used in operating activities was US$618.5 million for the six months ended June 30, 2014, primarily attributable to an increase in real estate property under development of US$612.1 million, an increase in other receivables of US$78.0 million, an increase in accounts receivable of US$22.8 million, an increase in other deposits and prepayments of US$12.2 million, a decrease in income tax payable of US$63.4 million, and a decrease in payroll and welfare payable of US$15.6 million, partially offset by US$21.5 million in net income, US$23.1 million in deferred tax expense, a decrease in deposits for land use right of US$74.1 million, an increase in accounts payable of US$58.2 million and an increase in customer deposits of US$19.4 million, the purchase of short-term investments of US$22.1 million and the proceeds from sales of short-term investment of US$21.0 million.

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Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At June 30, 2014 and 2015, we recorded current liabilities consisting of customer deposits of US$93.9 million and US$152.6 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash used in investing activities was US$40.7 million in the six months ended June 30, 2015, and was mainly attributable to the acquisition of other long-term investment of US$32.6 million and purchase of available-for-sale securities of US$6.1 million.

Net cash used in investing activities was US$2.6 million in the six months ended June 30, 2014, and was mainly attributable to the purchase of property and equipment of US$2.7 million.

Financing Activities

Net cash provided by financing activities was US$282.1 million in the six months ended June 30, 2015, and was primarily attributable to the proceeds from short-term, long-term bank loans and short-term, long-term other debt in the aggregate of US$601.0 million, an decrease in restricted cash of US$87.4 million, partially offset by repayment of short-term and long-term bank loans and short-term, long-term other debt in the aggregate of US$392.9 million and dividend distributions of US$7.4 million.

Net cash provided by financing activities was US$413.3 million in the six months ended June 30, 2014, and was primarily attributable to the proceeds from short-term, long-term bank loans and short-term, long-term other debt in the aggregate of US$570.6 million, partially offset by repayment of short-term and long-term bank loans and short-term, long-term other debt in the aggregate of US$71.7 million, an increase in restricted cash of US$58.3 million, repurchases of ADSs of US$11.4 million, payment of incremental cost of US construction loan of US$10.6 million and dividend distributions of US$7.8 million.

Bank Borrowings and other debt

Bank borrowings and other debt are an important source of funding for our property developments. Our borrowings as of December 31, 2014 and June 30, 2015, respectively, were as follows.

	As of December 31, 2014	As of June 30, 2015
	US$	US$
Short-term bank loans and other debt	293,449,741	204,924,699
Long-term bank loans	52,296,127	84,598,273
Other long-term debt	576,204,491	745,256,672
Current portion of long-term bank loans and other debt	586,841,245	687,025,109
Total	1,508,791,604	1,721,804,753

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As of December 31, 2014, and June 30, 2015, the weighted average interest rate on our short-term bank loans was 7.62% and 3.11%, respectively. As of June 30, 2015, US$33.2 million of the short-term bank loans were denominated in Renminbi and are secured by certain property certificates and 100% equity interest of Henan Xinyuan Wanzhuo Real Estate Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. The remaining US$171.7 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit.

As of December 31, 2014, and June 30, 2015, the weighted average interest rate on our long-term bank loans, including their current portion, was 7.43% and 7.34%, respectively. As of June 30, 2015, all of the long-term bank loans were denominated in Renminbi and were secured by associated land use rights, real estate under development, restricted cash and the 100% equity interest of Henan Xinyuan Wanzhuo Real Estate Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.

Since June 2003, commercial banks have been prohibited under PBOC guidelines from advancing loans to fund the payment of land use rights. In addition, the PRC government also encourages property developers to use internal funds to develop their property projects. Under guidelines jointly issued by the Ministry of Housing and Urban Rural Development and other PRC government authorities in August 2004, commercial banks in China are not permitted to lend funds to property developers with an internal capital ratio, calculated by dividing the internal funds available by the total capital required for the project, of less than 35%. These internal capital ratio requirements have limited the amount of bank financing that property developers, including us, are able to obtain.

Debt Securities Issued in 2013

During 2013, we issued approximately US$475.76 million aggregate principal amount of debt securities in three separate transactions. On May 3, 2013, we issued US$200 million aggregate principal amount of May 2018 Senior Secured Notes. On September 19, 2013 we issued the Convertible Note in the aggregate principal amount of approximately US$75.76 million together with 12,000,000 common shares to a single institutional investor. On December 6, 2013, we issued US$200 million aggregate principal amount of June 2019 Senior Secured Notes. The Convertible Note was redeemed in full in November 2014 prior to maturity on negotiated terms. The terms of the May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes are discussed in more detail below.

The May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes were issued without registration under the Securities Act in offerings conducted outside the United States pursuant to Regulation S under the Securities Act.

 The Convertible Note and shares were issued without registration under the Securities Act pursuant to an exemption for issuance and sales not involving any public offering.

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Our obligations under the May 2018 Senior Secured Notes and June 2019 Senior Secured Notes and the indentures governing the May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes (the “May 2018 Indenture”, and the “June 2019 Indenture”, respectively) have been guaranteed initially by certain of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (the "Subsidiary Guarantors") and will be guaranteed by such other of our future subsidiaries as set forth in and in accordance with the terms of the applicable debt instrument. Our obligations under the May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes and the May 2018 Indenture and the June 2019 Indenture are secured by a pledge of the capital stock of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a Subsidiary Guarantor, are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited.

 The May 2018 Indenture and the June 2019 Indenture contain certain covenants that, among others, restrict our ability and the ability of our restricted subsidiaries (as defined in the applicable Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase of redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the May 2018 Senior Secured Notes or the June 2019 Senior Secured Notes, as applicable, or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the our common shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Consolidated Fixed Charge Coverage Ratio (as defined in the applicable Indenture) of 3.0 to 1.0. Certain of these limitations, including restrictions on the incurrence of certain indebtedness or issuances of preferred stock, the making of certain payment or investments, payments of dividends, and sales of assets will be suspended if the May 2018 Senior Secured Notes or the June 2019 Senior Secured Notes, as applicable, obtain and retain an investment grade rating.

In February 2015, pursuant to a consent solicitation to the holders of the May 2018 Secured Notes and the June 2019 Secured Notes, we amended the May 2018 Indenture and the June 2019 Indenture (collectively, the “Indentures”) to give us additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include amendments that allow us to: (i) incur additional Indebtedness (as defined in the Indentures) in furtherance of our business plans; (ii) make certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); and (iii) make certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indentures to the extent that we believe necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indentures to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures). The amendments also amended certain related definitions in the Indentures.

Additional information regarding the May 2018 Secured Notes and the June 2019 Secured Notes is set forth below.

May 2018 Senior Secured Notes

The May 2018 Senior Secured Notes bear interest at 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013. The final maturity date of the May 2018 Senior Secured Notes is May 3, 2018.

We may redeem the May 2018 Senior Secured Notes, in whole or in part, at a redemption price equal to 106.6250% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date, during the 12 month period commencing on May 3, 2016 or at a redemption price equal to 103.3125% of the principal amount, plus accrued and unpaid interest, if any to (but excluding) the redemption date, during the 12 month period commencing on May 3, 2017.

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At any time prior to May 3, 2016, we may at our option redeem the May 2018 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the May 2018 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. "Applicable Premium" means with respect to any Senior Note due 2018 at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on May 3, 2016, plus all required remaining scheduled interest payments due on such Note through May 3, 2016 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the 2018 Senior Note Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

 At any time prior to May 3, 2016, we may redeem up to 35% of the aggregate principal amount of the May 2018 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113.25% the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the Senior Notes issued on May 3, 2013 remain outstanding after each such redemption.

 Following any Change of Control Triggering Event, we must make an offer to purchase all outstanding May 2018 Senior Secured Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any to (but not including) the offer to purchase payment date. A "Change of Control Triggering Event" means the occurrence of both a Change of Control (as defined in the May 2018 Indenture) and specified decline in the ratings of the Senior Notes within six month after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

June 2019 Senior Secured Notes

 On December 6, 2013, we issued an aggregate principal amount of US$200 million of the June 2019 Senior Secured Notes. The June 2019 Senior Secured Notes bear interest at 13% per annum payable semi-annually. Interest will be payable on June 6 and December 6 of each year, commencing June 6, 2014. The June 2019 Senior Secured Notes have a five and a half year term maturing on June 6, 2019.

 We may redeem the June 2019 Senior Secured Notes, in whole or in part, at a redemption price equal to 106.5% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date, during the 12 month period commencing on June 6, 2017 or at a redemption price equal to 103.25% of the principal amount, plus accrued and unpaid interest, if any to (but excluding) the redemption date, during the 12 month period commencing on June 6, 2018.

 At any time prior to June 6, 2017, we may at our option redeem the June 2019 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on June 6, 2017, plus all required remaining scheduled interest payments due on such Note through June 6, 2017 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the June 2019 Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

 At any time prior to June 6, 2017, we may redeem up to 35% of the aggregate principal amount of the June 2019 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the Notes issued on December 6, 2013 remain outstanding after each such redemption.

 Following any Change of Control Triggering Event, we must make an offer to purchase all outstanding June 2019 Senior Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any to (but not including) the offer to purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the June 2019 Indenture) and specified decline in the ratings of the Notes within six month after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

Convertible Note

 Pursuant to a Securities Purchase Agreement entered into on August 26, 2013, on September 19, 2013, we issued and sold the Convertible Note in the aggregate principal amount of US$75,761,009 and 12,000,000 common shares to TPG Asia. We received gross proceeds of approximately US$108,600,000 from the issuance of the Convertible Note and the shares. The Convertible Note bore interest at 5.00% per annum payable semi-annually in arrears. The maturity date of the Convertible Note was September 19, 2018.

 The Convertible Note was convertible at the option of the holder at any time in integral multiples of $100,000 at an initial conversion price of $3.00 per common share, equivalent to $6.00 per ADS. The initial conversion price was subject to adjustments for share splits, reverse splits, share dividends and distributions, certain issuances (or deemed issuances) of common shares or ADSs for consideration less than the conversion price then in effect, and certain Extraordinary Cash Dividends (as defined in the Convertible Note).

 The Convertible Note was not redeemable in whole or in part at our option. However, upon an event of default, the holders could require us to redeem the Convertible Note at a redemption price equal to the greater of (i) 150% of the outstanding principal amount, plus accrued and unpaid interest to the redemption date and (ii) an amount equal to (A) the outstanding principal divided by (B) two times the conversion price then in effect, multiplied by (C) the closing price of the ADSs, plus accrued and unpaid interest to the redemption date.

On November 7, 2014, the Company entered into a redemption agreement with TPG Asia, pursuant to which the Company agreed to redeem the Convertible Note in full prior to December 1, 2014. On November 21, 2014, the Company redeemed the Convertible Note in full. The total cash redemption amount (including the principal, accrued interest up to and including November 21, 2014 and early redemption premium) amounted to US$86,272,849.

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Capital Expenditures

 In the six months ended June 30, 2015, our capital expenditures were US$36.3 million, compared to US$2.7 million in the six months ended June 30, 2014. Our capital expenditures in the six months ended June 30, 2014 and June 30, 2015 were mainly used for capital contributions to other long-term investment, building improvements, purchase of vehicles, fixtures and furniture and computer network equipment and accumulation of properties held for lease related to newly completed projects. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of June 30, 2015, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development in the amount of US$283.7 million.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this Report on Form 6-K, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to June 30, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As is customary in the property industry in China, we provide guarantees to commercial banks in respect of the mortgage loans they extend to our customers prior to the issuance of their property ownership certificates. These guarantees remain outstanding until the completion of the registration of the mortgage with the relevant mortgage registration authorities. In most cases, guarantees for mortgages on residential properties are discharged when we submit the individual property ownership certificates and certificates of other interests in the property to the mortgagee bank. In our experience, the application for and issuance of the individual property ownership certificates typically takes six to 12 months, so the guarantee periods typically last for up to six to 12 months after we deliver the related property.

As of June 30, 2015, we guaranteed mortgage loans in the aggregate outstanding amount of US$1,304.4 million.

We generally pre-sell properties prior to the completion of their construction. Sales contracts are executed during the pre-sales period and mortgages are generally executed within 30 days after the buyer signs the sales contract.

The pre-sales period begins upon receipt of a government permit which is issued soon after groundbreaking on a given phase of the project. The period from groundbreaking to delivery consists of building construction, landscaping, municipal government inspections and issuance of a certificate of occupancy. This “delivery period” will generally range from one to two years. The buyers only request the government to record buyer ownership in their official records after the delivery period is completed. Typically, the government will provide certificates of ownership six to 12 months after being requested to record. Therefore, the total elapsed time between our receipt of mortgage proceeds and the buyer’s receipt of an ownership certificate can range from one and a half years to three years.

Due to the time lag above, our mortgage guarantees will exceed the real estate balances at any given point in time.

We paid US$0.7 million and US$0.1 million to satisfy guarantee obligations related to customer defaults for the six months ended June 30, 2014 and 2015, respectively. The fair value of the guarantees is not significant and we consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in our unaudited condensed consolidated financial statements.

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Except for the contingent liabilities set forth above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any transactions with unconsolidated entities, derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our unaudited condensed consolidated financial statements. Other than as described above, there are no off-balance sheet arrangements that have or are reasonably likely to have effect on our financial position.

We have no obligation arising out of a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging, or research and development arrangements with us.

F.	Tabular Disclosure of Contractual Obligations

As of June 30, 2015, our contractual obligations amounted to US$2,356.9 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated.

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousands)
Long-term debt obligations:
long-term bank loans	84,598	-	84,598	-	-
interest on long-term bank loans(1)	16,052	6,238	9,814	-	-
Other long-term debt	745,257	-	525,257	220,000	-
interest on other long-term debt(2)	232,806	82,791	123,678	26,337	-
current portion of long-term bank loan and other debt	687,025	687,025	-	-	-
interest on current portion of long-term bank loan and other debt(1)	55,960	55,960	-	-	-
Short-term debt obligations
short-term bank loans	204,925	204,925	-	-	-
interest on short-term debt obligations (3)	2,763	2,763	-	-	-
Operating lease obligations	10,440	5,204	3,212	1,572	452
Non-cancellable construction contract obligations	283,701	228,105	55,398	198	-
Financing lease obligations(4)	33,381	5,563	11,127	11,127	5,564
Total	2,356,908	1,278,574	813,084	259,234	6,016

(1)	Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans, including current portion, is calculated based on the current interest rate of each loan, ranging from 5.7% to 9.25% per annum, using the PBOC benchmark rate of 4.85% as of June 30, 2015 or Libor benchmark rates in the following years.

(2)	Interest on other long-term debt is calculated based on the interest rates for relevant loans, ranging from 5.95% to 13.25% per annum.

(3)	Interest on short-term loans is calculated based on the interest rates for relevant loans, at a rate of ranging from 1.87% to 9% per annum.

(4)	In 2012, one of our subsidiaries entered into a capital lease agreement to lease an aircraft as described further below.

We have projected cash flows for each of our existing projects, considering a number of factors, including the relative stage of each of our projects under construction and our projects under planning and the demand for and the average selling prices of our projects. For any given project, we use cash early in the project life and generate cash later in the project life. Costs for land acquisition, site preparation, foundation, and early above-ground framing are all incurred before we obtain licenses from local governing authorities to enter into pre-sales activity. The construction of many of our projects is carried-out in phases, the timing of which is primarily determined by us based on the pace of the market demand for units in the project. Accordingly, after receiving the pre-sale permits relating to a project, we are in a better position to manage some of our construction activities to coincide with the timing of expected pre-sales.

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Since our 2007 IPO, we have mainly been acquiring land parcels through public auctions in the PRC. In 2009, we made our first land parcel acquisitions, acquiring five parcels of land for an aggregate land premium consideration of US$341.0 million. We did not acquire any additional property in 2010 and most of 2011. In the fourth quarter of 2011, we acquired two parcels of land for an aggregate consideration of US$125.4 million, which were paid in full by the end of 2012. During 2012, we acquired an aggregate of five properties in PRC and the U.S., consisting of two parcels of land in Beijing and Suzhou, and projects in Reno, Nevada, Irvine, California and the Williamsburg section of Brooklyn, New York, for an aggregate consideration of US$278.4 million. During 2013, we acquired one parcel of land in Suzhou in the amount of US$159.1 million. During 2014, we acquired three parcels of land in Jinan, Chengdu and Changsha in the amount of US$1,201 million, US$933.8 million and US$682.5 million, respectively.

Starting in 2012, we adopted a negotiated land acquisition model. We entered into three framework cooperation agreements with local governments in 2012, two such agreements in 2013 and one such agreement in 2014, all with local governments, relating to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$44.5 million, US$333.1 million and 209.2 million respectively. These advances have been or will be transferred to land cost through our success in auction bids. In 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this negotiated land acquisition model; the advance payment and related interest of US$28.6 million were refunded to us, and a total of US$92.3 million of the advance payments related to the other land parcels successfully acquired were transferred to land cost, including three parcels of land in Xingyang for the amount of US$39.7 million and two parcels of land in Zhengzhou of US$52.6 million. In 2014, a total of US$131.5 million of advance payments related to the land parcels successfully acquired were transferred to land cost, including payments related to three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for the amount of US$104.4 million. In the six months ended June 30, 2015, we paid advances in the aggregate amount of US$116.3 million, and a total of US$233.2 million of advance payments related to the land parcels successfully acquired were transferred to land cost, including payments related to four parcels of land in Zhengzhou for the amount of US$180.9 million and two parcels of land in Tianjin for the amount of US$52.3 million.

From 2013, we started to acquire parcels of land by acquisitions of equity interests in companies holding land. In 2013, we purchased one parcel of land in Kunshan through acquisition of a local real estate company for an aggregate consideration of approximately US$93.1 million. In 2014, we purchased two parcels of land in Sanya City and Shanghai City through acquisition of local real estate companies for an aggregate consideration of approximately US$58.3 million and US$149.4 million, respectively. In the six months ended June 30, 2015, we have acquired one parcel in Jinan City for aggregate land costs of approximately US$17.3 million.

On October 23, 2012, Henan Xinyuan Real Estate Co., Ltd. ("Henan Xinyuan"), one of our subsidiaries, entered into a capital lease agreement with Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd. ("Minsheng") to lease an aircraft. Pursuant to the agreement, Minsheng purchased a Gulf 450 from Gulfstream Aerospace Corporation and will subsequently lease the aircraft to Henan Xinyuan for a term of 96 months starting from September 12, 2013. We measured a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon. As of June 30, 2015, we are contractually committed to pay the amount of US$33.4 million.

During 2013, we issued approximately US$475.76 million aggregate principal amount of debt securities in three separate transactions. On May 3, 2013, we issued US$200 million aggregate principal amount of May 2018 Senior Secured Notes that bear interest at a rate of 13.25% per annum. On September 19, 2013, we issued the Convertible Note in the aggregate principal amount of approximately US$75.76 million together with 12,000,000 common shares for aggregate proceeds to us of approximately US$106 million. The Convertible Note bore interest at a rate of 5% per annum. On December 6, 2013, we issued US$200 million aggregate principal amount of June 2019 Senior Secured Notes that bear interest at a rate of 13% per annum. On November 21, 2014, we redeemed the Convertible Note in full. The total cash redemption amount (including the principal, accrued interest up to and including November 21, 2014 and loss on extinguishment of debt amounted to US$86.27 million.

Although our cash flow was negative in the six months ended June 30, 2015, we nevertheless believe our cash on hand, projected cash flow from operations, available construction loan borrowing capability, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our non-cancellable construction contract obligations and corporate aircraft capital lease obligations that are due on various dates through June 30, 2016, US$200 million principal amount of our May 2018 Senior Secured Notes due in May 2018 and US$200 million principal amount of our June 2019 Senior Secured Notes due in June 2019.

Our ability to secure sufficient financing for land use rights acquisition and property development depends on internal cash flows in addition to a number of other factors that are not completely under our control, including lenders’ perceptions of our creditworthiness, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and the PRC government regulations that affect the availability and cost of financing for real estate companies or property purchasers and the U.S. economy and recovery of the U.S. real estate markets.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. We may require additional cash due to changing business conditions or other future developments, including any decline in cash flow from operations or any investments or acquisitions we may decide to pursue. In the event that proceeds from the sale of units for a project are insufficient to meet our contractual and financing obligations, we would need to raise the required funds through new borrowings, refinancing of existing borrowings, public or private sales of equity securities, or a combination of one or more of the above. We cannot assure you that we will be able to obtain adequate funding in a timely manner and on reasonable terms, or at all.

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